UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL |
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| OMB Number: 3235-0123<br>Expires: Nov. 30, 2026<br>Estimated average burden<br>hours per response: 12 |

| SEC FILE NUMBER |
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| 8-71155 |

# ANNUAL REPORTS
# FORM X-17A-5
# PART III

## FACING PAGE

**Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934**

FILING FOR THE PERIOD BEGINNING 09/19/2024 (MM/DD/YY) AND ENDING 08/31/2025 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FLOWW PRIVATE MARKETS US

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1111 BRICKELL AVENUE
(No. and Street)

| MIAMI | FL | 33131 |
|---|---|---|
| (City) | (State) | (Zip Code) |

PERSON TO CONTACT WITH REGARD TO THIS FILING

| Martijn De Wever | 786-591-7460 | martijn.dewever@floww.io |
|---|---|---|
| (Name) | (Area Code – Telephone Number) | (Email Address) |

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Forvis Mazars, LLP
(Name – if individual, state last, first, and middle name)

| 60 Crossways Park Drive West | Woodbury | NY | 11797 |
|---|---|---|---|
| (Address) | (City) | (State) | (Zip Code) |

| 10/16/2003 | 686 |
|---|---|
| (Date of Registration with PCAOB)(if applicable) | (PCAOB Registration Number, if applicable) |

**FOR OFFICIAL USE ONLY**

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

**Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, <u>Martijn De Wever</u>_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of <u>FLOWW Private Markets US</u>_____, as of <u>August 31</u>_____, 2<u>025</u>, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

**LORI ALESSI**
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01AL6425911
Qualified In Queens County
Commission Expires November 29, 2025

Signature: _____

Title: <u>CEO and President</u>_____

**This filing** contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

**FLOWW Private Markets U.S. Inc**

**Financial Statement**

**As of August 31, 2025**

**(With Report of Independent Registered Public Accounting Firm)**

**Table of Contents**

Forvis Mazars, LLP
60 Crossways Park Drive West, Suite 301
Woodbury, NY 11797
forvismazars.us



# Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder
Floww Private Markets U.S. Inc

## *Opinion on the Financial Statement*

We have audited the accompanying statement of financial condition of Floww Private Markets U.S. Inc (the "Company") as of August 31, 2025, including the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of August 31, 2025, in conformity with accounting principles generally accepted in the United States of America.

## *Basis for Opinion*

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2025.

Forvis Mazars, LLP

**Woodbury, New York**
**October 30, 2025**

**FLOWW Private Markets U.S. Inc**

**Statement of Financial Condition**

**August 31, 2025**

| Assets | |
|---|---:|
| Cash | $435,154 |
| Cash Segregated Pursuant to Federal Regulations | 4 |
| Intercompany Receivable (Note 4) | 135,976 |
| Fixed Assets (net of amortization) | 5,367 |
| Right of Use Asset - Operating Lease | 488,009 |
| Other Assets | 67,902 |
| **TOTAL ASSETS** | **$1,132,412** |

| Liabilities | |
|---|---:|
| Accounts Payable | $71,806 |
| Accrued Expenses | 9,037 |
| Lease Liability - Operating Lease | 498,236 |
| **TOTAL LIABILITIES** | **579,079** |

| Stockholder's equity | |
|---|---:|
| Common stock, $1 par value, | |
| 100 shares authorized, issued, and outstanding | 100 |
| Additional paid-in capital | 1,894,798 |
| Accumulated Deficit | (1,341,565) |
| **TOTAL STOCKHOLDER'S EQUITY** | **553,333** |
| **TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY** | **$1,132,412** |

**The accompanying notes are an integral part of this financial statement.**

**FLOWW Private Markets U.S. Inc**

**Notes to Financial Statement**

**August 31, 2025**

1. **Organization and Nature of Business**

   Floww Private Markets US Inc is doing business as Floww Private Markets US. Floww Private Markets US Inc is a corporation organized under the laws of the State of Delaware. The Company's sole owner is its Parent Fomtech Limited. The Company was formed in 2023 and is a registered broker-dealer under the Securities Exchange Act of 1934 and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was approved for FINRA membership on September 19, 2024. The Company intends to carry out the following types of business: private placements of securities; operate an alternative trading system; and securities clearing and settlement (self-clearing secondary private placements of trades for the firm's alternative trading system only).

2. **Summary of Significant Accounting Policies**

   **Basis of presentation**

   The accompanying financial statement has been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP").

   **Revenue recognition**

   The Company recognizes revenue in accordance with Accounting Standards Codification 606, Revenue from Contracts with Customers ("ASC 606"). ASC 606 establishes a five-step model for recognizing revenue from contracts with customers:
   1. Identify the contract with a customer.
   2. Identify the performance obligations in the contract.
   3. Determine the transaction price.
   4. Allocate the transaction price to the performance obligations.
   5. Recognize revenue when (or as) each performance obligation is satisfied.

   Under this framework, revenue is recognized when control of the promised services is transferred to customers in an amount that reflects the consideration to which the Company expects to be entitled in exchange for those services.

   As of August 31, 2025, the Company had no revenues from business operations, as it has not yet commenced brokerage activities and presently has no customers. The reported revenue for the period consists solely of bank interest income, which is recognized as earned and is outside the

scope of ASC 606. The Company will continue to evaluate its revenue recognition policy and apply the ASC 606 model as it begins commercial operations and enters into customer contracts.

**Segment Reporting**

The Company follows ASC 280, Segment Reporting (including adoption of ASU 2023-07), which requires companies to disclose segment data based on how management makes decisions about allocating resources to segments and evaluating performance.

The Company is engaged in a single line of business as a securities broker-dealer which is comprised of private placements of securities and operating an alternative trading system for trading private placement interests. The Company has identified its President and Chief Executive Officer as the Chief Operating Decision maker ("CODM"), who uses net income to evaluate the results of the business, predominantly in the forecasting process, to manage the Company. The net income and total assets used by the CODM are presented to the CODM in the same manner in which they are presented in the accompanying Statement of Operations and Statement of Financial Condition, respectively. Additionally, the CODM uses excess net capital (see Note 3), which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy, such as whether to reinvest profits or pay dividends. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The accounting policies used to measure the profit and loss of the segment are the same as those described in the summary of significant accounting policies.

**Use of Estimates**

The preparation of this financial statement in conformity with accounting principes generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at August 31, 2025. The actual outcome of the estimates could differ from the estimates made in the preparation of this financial statement.

**Income Taxes**

The Company accounts for income taxes in accordance with the Accounting Standards Codification No. 740 Income Taxes ("ASC 740"). Deferred tax assets and liabilities are recognized for the expected future tax consequences of temporary differences between the carrying amounts of assets and liabilities for financial reporting and tax purposes. Deferred tax assets are reduced by a valuation allowance when, in the judgment of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. The Company files income tax returns in the United States federal jurisdiction and in the State of Florida.

As of August 31, 2025, management believes there are no uncertain tax positions that would have a material impact on this financial statement.

**Cash segregated pursuant to Federal Regulations**
Cash segregated in a special reserve bank account for the exclusive benefit of customers is maintained in accordance with SEC Rule 15c3-3. These funds are held apart from firm assets and are not available for general corporate purposes.

**Concentration**
The Company maintains its cash and cash segregated pursuant to Federal Regulations at a U.S. banking institution and is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per depositor, per institution. The balance in these accounts at August 31, 2025, exceeds the FDIC insured limits by approximately $185,000, thereby exposing the Company to potential credit risk in the event of a bank failure. The Company monitors the financial condition of the depository institution and believes the risk of loss is not significant.

**Fixed Assets**
Fixed assets are stated at cost, less accumulated amortization. Amortization is computed using the straight-line method over an estimated useful life of 3 years.

**Leases**
The Company accounts for leases in accordance with Accounting Standards Codification No. 842, Leases ("ASC 842"). At lease commencement, a right-of-use ("ROU") asset and corresponding lease liability are recognized, measured at the present value of future lease payments using the Company's incremental borrowing rate when the implicit rate is not readily determinable. Leases are classified as operating or finance based on whether substantially all risks and rewards of ownership transfer to the lessee. The Company elects the short-term lease exemption for leases with terms of 12 months or less that do not include a purchase option. Such leases are expensed on a straight-line basis. ROU assets and lease liabilities are presented separately and disclosed in the notes in accordance with ASC 842-20-50.

3. **Regulatory Requirements**
The Company is responsible for Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934 and meeting the Possession or Control Requirements for Brokers and Dealers pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934.

At August 31, 2025, there are no requirements, per the Company's weekly calculations to maintain a balance in the Special Reserve Bank Account for the exclusive benefit of customers.

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (15c3-1), referenced by Schedule I in these financials, which requires the Company to maintain, at all times, sufficient liquid assets to cover indebtedness. In accordance with the Rule, the Company is required to maintain defined minimum net capital of the greater of $250,000 or 2% of aggregate debits from the Customer Reserve Calculation. At August 31, 2025, the Company had net capital of $344,088 which was $94,088 in excess of its required net capital of $250,000.

### 4. Related Party Transactions

On receiving FINRA membership, the Company entered into an expense sharing agreement with its parent Fomtech Limited whereby the parent may provide services including staff, infrastructure and other operational support to the Company. At the end of the period, the Company has a receivable of $135,976 from its parent company. This relates to an advance made by the Company to the parent in return for services and resources to be provided by the parent. The balance is unsecured and non-interest bearing.

The Company's operations and financial position could differ from those that would have been obtained if these entities were unrelated.

### 5. Fixed Assets

As of August 31, 2025, fixed assets consisted of the following:

| | Cost | Accumulated Amortization | Net Book Value at August 31, 2025 |
|---|---|---|---|
| Leasehold Improvements | $10,435 | $(5,068) | $5,367 |

The Company periodically reviews the carrying value of its fixed assets for impairment and did not record any impairment losses during the period.

### 6. Leases

The Company leases office space under a non-cancellable 36-month operating lease that commenced on March 1, 2024 and expires on February 28, 2027. The Company used an incremental borrowing rate of 7.640% to measure the lease liability at inception. At commencement (before the period for which these financial statements were issued), the total undiscounted lease payments over the 36-month term were $1,037,770, resulting in an initial lease liability of $929,306.

**Future Minimum Lease Payments**

| Fiscal Year Ending August 31 | Future Payments |
|---|---|
| 2026 | $351,011 |
| 2027 | $178,101 |
| Total undiscounted payments | $529,112 |
| Less: Imputed Interest | $(30,876) |
| Present value of lease liability: | $498,236 |

- Weighted-average remaining lease term: 1.5 years
- Weighted-average discount rate: 7.640%

7.  **Income Taxes**
    The Company accounts for income taxes in accordance with ASC 740, Income Taxes. Deferred income taxes are recognized for temporary differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases, as well as for net operating loss ("NOL") carryforwards.

| | |
|---|---|
| NOL carryforward at August 31, 2024 | $284,000 |
| Additional NOL for the period | $1,046,000 |
| Total NOL available at August 31, 2025 | $1,330,000 |
| | |
| Tax rate applied: | |
| Federal tax rate | 21% |
| Florida State tax rate | 5.5% |
| | 26.5% |

Under current U.S. federal law, NOLs generated in tax years beginning after 2017 may be carried forward indefinitely, subject to an annual limitation of 80% of taxable income. The related deferred tax asset of approximately $352,000 has been fully offset by a valuation allowance of $352,000 as management believes it is more likely than not that the deferred tax asset will not be realized due to the Company's limited operating history and lack of current revenues. As a result, the Company recorded a net deferred tax asset of $0 as of August 31, 2025.

| Deferred Tax Asset | Valuation Allowance | Net Deferred Tax Asset |
|---|---|---|
| $352,000 | ($352,000) | $0 |

The valuation allowance increased by $277,000 in the period.

The Company has no U.S. federal income tax liability for the period. The Company is also subject to taxation by the State of Florida; however, due to the current operating loss, no state income tax liability was incurred.

The Company will continue to evaluate the realizability of its deferred tax assets in future periods and will adjust the valuation allowance as appropriate if sufficient positive evidence arises that the deferred tax assets are more likely than not to be realized.

## 8. Commitments and Contingencies
The Company may be subject to claims and litigation in the ordinary course of business. In management's opinion, based upon the information available as of the date these financials are available to be issued, there are no litigation claims against the Company that would have a material impact on the operating results of the Company.

## 9. Reliance on Third-party Liquidity
The Company is economically dependent on its Parent for ongoing financial support. The Parent has committed to providing the Company with additional funds through October 30, 2026 to meet liquidity needs and regulatory capital requirements.

Management believes that the Parent will continue to provide such financial support as needed. In the event the Parent is unable to provide such financial support, management would seek alternative sources of funding, including equity capital from third parties, to ensure the Company can meet its obligations as they become due.

## 10. Subsequent events
Management has evaluated the impact of all subsequent events through October 30, 2025, to the date this financial statement was issued and available and has determined there no subsequent events requiring disclosure in this financial statement.